

VIA FACSIMILE AND U.S. MAIL

June 17, 2009

Russell Greenberg
Chief Financial Officer
Inter Parfums, Inc.
551 Fifth Avenue
New York, New York 10176

      RE: **Inter Parfums, Inc.**
               Form 10-K & 10-K/A for Fiscal Year Ended December 31, 2008
               Form 10-Q for Fiscal Quarter Ended March 31, 2009
               File No. 0-16469

Dear Mr. Greenberg:

We have reviewed your response letter dated May 28, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings if applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 29

Discussion of Critical Accounting Policies – Equipment and Other Long-Lived Assets, page 34

2. We have read your response to comment five from our letter dated April 30, 2009. Please enhance your disclosures accordingly:
    - It is unclear that your evaluation for goodwill impairment follows the two step method set forth in paragraphs 19 through 21 of SFAS 142. Please revise your disclosures to clarify.
    - It still remains unclear how you determine when long-lived assets should be tested for impairment. Please disclose what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;
    - Please expand your discussion of the significant estimates and assumptions used to determine estimated future cash flows and fair value. Please disclose how you determine the applicable risk adjusted discount rate, future sales levels and terminal values used in your discounted cash flow projections; and
    - With regards to the residual value of the Lanvin brand names and trademarks, you indicate that residual value is determined by reference to appropriate sales multiple of recent transactions in the beauty care industry. Please provide a more robust discussion so that a reader understands the underlying assumptions you have used to determine the Lanvin brand names and trademark's residual value.

Liquidity and Capital Resources, page 40

3. We have read your response to comment eight from our letter dated April 30, 2009. Please tell us supplementally the nature of the material negative covenants and why you do not believe disclosure of those specific negative covenants are warranted.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008

Item 11. Executive Compensation, page 2
Compensation Discussion and Analysis, page 2
Elements of Compensation, page 3

4. We note that your compensation committee considered "individual performance, level of responsibility, skills and experience, and other compensation awards or arrangements" when determining the specific components of compensation for your named executive officers. With a view towards future disclosure, please tell us how these factors impacted the actual compensation decisions for 2008 made by the committee for each named executive officer. Please address each element

of compensation separately. Your response should clarify, for example, how the committee determined both the magnitude of the bonuses that were paid and the number of shares underlying the equity awards that were granted.

5. Your compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please see Section II.B.1. of Commission Release No. 33-8732A. In this regard, we note from the summary compensation table that Mr. Benacin received "other compensation" in the form of lodging expenses that significantly exceeded the "other compensation" received by your other named executive officers. With a view towards future disclosure, please provide us with a more detailed discussion of how and why Mr. Benacin compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different from the other officers, please discuss this on an individualized basis.

Base Salary, page 3

6. We note that base salaries were determined in part by "reference to the competitive market place for executive talent." With a view towards future disclosure, please tell us how your compensation committee defines the market place and ascertains the competitive conditions within that market. In doing so, please clarify the extent to which your compensation decisions are derived from or based on a comparison to peer companies, being sure to identify the peer companies by name, or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards. To the extent any specific elements of compensation are tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fell with respect to the benchmark, and to the extent that actual compensation deviated from the benchmark, please provide an explanation of the reasons for this deviation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

Bonus Compensation/Annual Incentives, page 3

7. We note your disclosure that cash bonuses for named executive officers responsible for European operations are generally larger than the bonuses paid to their counterparts responsible for U.S. operations. With a view towards future disclosure, please provide us with a materially complete analysis for the reasons for this apparently disparate treatment. Please see Section II.B.1. of Commission Release No. 33-8732A. You should also explain how your compensation committee determined the magnitude of the bonuses that were actually paid for 2008.

8. We note from the summary compensation table that two of your named executive officers received non-equity incentive plan compensation. With a view towards future disclosure, please provide us with a materially complete analysis of these awards, including how the amounts of the awards were determined and under what plan or plans the awards were granted.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dietrich King, Attorney, at (202) 551-3338 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief